Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 132-02238


On May 28, 2002, Extended Systems and ViaFone, Inc. entered into an Agreement and Plan of Merger and Reorganization. The following information was posted to a special section of Extended Systems' external website.

PRESS COVERAGE RELATED TO VIAFONE ACQUISITION

Read excerpts from recent press and analyst coverage on Extended Systems' acquisition of Silicon Valley-based ViaFone, or follow the links to read the full story from third party web sites.

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EXTENDED SYSTEMS ADDS VIAFONE, GAINS STRENGTH
Publication: eWeek
Date: June 3, 2002
Author: Carmen Nobel

AT A TIME WHEN EVEN THE BEST SMALL COMPANIES HAVE TROUBLE STAYING IN BUSINESS, THE WIRELESS INDUSTRY WAS ENCOURAGED LAST WEEK BY EXTENDED SYSTEMS INC.'S ANNOUNCEMENT TO BUY VIAFONE INC. THE PURCHASE BETTER ENSURES THAT VIAFONE'S SOFTWARE WILL SURVIVE AND HELP EXTENDED SYSTEMS TO IMPROVE ITS ABILITY TO INTEGRATE ITS PRODUCTS INTO EXISTING INFRASTRUCTURES, EXPERTS SAY.
COMBINING THE PRODUCTS ALSO WILL MEAN EXTENDED SYSTEMS WILL OFFER REAL-TIME AND OFFLINE CAPABILITIES FOR ENTERPRISE APPLICATIONS ON WIRELESS APPLICATION PROTOCOL PHONES AS WELL AS PALM OS, POCKET PC AND RESEARCH IN MOTION LTD. BLACKBERRY DEVICES. EXTENDED SYSTEMS PLANS TO KEEP OFFERING BOTH PLATFORMS FOR NOW AND TO START SELLING AN INTEGRATED PLATFORM BY THE FIRST HALF OF NEXT YEAR.

Read the full story from the eWeek Web site.
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EXTENDED ACQUIRES VIAFONE, ADDS VERTICAL APPLICATION EXPERTISE
Publication: The Daily 451
Date: May 30, 2002
Author: Ray Hegarty

CONSOLIDATION IS GAINING SPEED AMONG MOBILE DATA COMPANIES TARGETING THE ENTERPRISE SPACE. EXTENDED, A SMALL COMPANY WITH MODEST REVENUES, RECENTLY MADE AN ALL-STOCK PURCHASE OF APPREACH, AND THE VIAFONE ACQUISITION FURTHER EXTENDS ITS STRATEGY TO REACH SOME KIND OF CRITICAL MASS SOONER RATHER THAN LATER. IN PARTICULAR, THE ACQUISITION OF VIAFONE PROVIDES EXTENDED WITH STRONG DOMAIN EXPERTISE IN THE PHARMACEUTICAL AND FINANCIAL APPLICATION MARKETS.

Read the full story from the Daily 451 Web site (membership login required).
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MOBILE MIDDLEWARE MAKERS MARRY
Publication: Network World Fusion
Date: May 31, 2002
Author: John Cox

UNUSUALLY, GIVEN THE CURRENT MARKET FOR MOBILE AND WIRELESS COMPUTING, BOTH COMPANIES ARE IN PRETTY GOOD SHAPE. "A LOT OF THE ACQUISITIONS WE'VE BEEN SEEING LATELY HAVE BEEN ONE COMPANY

PICKING ANOTHER OFF THE SCRAPHEAP," SAYS STEPHEN DRAKE, PROGRAM MANAGER, MOBILE INFRASTRUCTURE SOFTWARE, WITH IDC, THE FRAMINGHAM, MASS. MARKET RESEARCH COMPANY. "BUT WITH THESE TWO, YOU'RE SEEING TWO COMPANIES THAT ARE PRETTY STEADY FINANCIALLY COMING TOGETHER."

DRAKE ALSO THINKS THE TWO PRODUCT LINES WILL DOVETAIL NICELY TOGETHER. EXTENDED SYSTEMS HAS FOCUSED ON OFF-LINE, OR PERIODIC, DATA SYNCHRONIZATION, EITHER VIA A CRADLE DEVICE OR A WIRELESS CONNECTION. PART OF ITS FOCUS HAS BEEN MOBILE DEVICE MANAGEMENT. "THIS IS VERY CRITICAL WHEN YOU THINK OF EXTENDING THESE [ENTERPRISE APPLICATIONS] OUT TO HANDHELDS," HE SAYS. "YOU WANT TO SECURE THE DEVICES, AND MANAGE THEM. THEY HAVE A PRETTY SOLID SOLUTION."

VIAFONE, SAYS DRAKE, WILL ADD REAL-TIME WIRELESS ACCESS, SUPPORTING BROWSER OR OTHER THIN CLIENT CONNECTIONS TO BACKEND SERVERS AND RELYING ON THE SERVERS TO HANDLE THE APPLICATION PROCESSING.

Read the full story from the Network World Fusion Web site.
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MOBILE CONSOLIDATION CONTINUES: EXTENDED SYSTEMS ACQUIRES VIAFONE
Publication: AMR Research
Date: May 30, 2002
Author: By Dennis Gaughan

THE COMBINATION SHOULD ALLOW THE NEW EXTENDED SYSTEMS TO COMPETE MORE EFFECTIVELY WITH THE BIG VENDORS AND PROVIDE A BROADER AND MORE FINANCIALLY SOUND ALTERNATIVE TO THE REMAINING PURE PLAYS. THIS TYPE OF CONSOLIDATION IS AN EXAMPLE OF THE NEW BREED OF MOBILE VENDOR, WHICH HAS A BROAD SET OF MOBILE FUNCTIONALITY AND MANAGEMENT CAPABILITY.

Read the full story from the AMR Research site (membership login required).
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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

FORWARD LOOKING STATEMENTS
The information posted on this web site contains forward-looking statements, including statements regarding the impact and benefits of the proposed merger between Extended Systems and ViaFone. These statements are subject to risks and uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate ViaFone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q to be filed in fiscal 2002.